# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Silvaco Group, Inc., CIK 0001943289
CUSIP: 82728C102
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 4701 Patrick Henry Drive, Building #23, Santa Clara, California (CA), 95054
Date of event which requires filing of this statement: 09/30/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001992594

## Reporting persons
- Katherine S. Ngai-Pesic: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 10,486,105; shared voting power 0; sole dispositive power 10,486,105; shared dispositive power 0; aggregate amount beneficially owned 10,486,105 (39.9% of the class)
  Comment: (1) As of September 30, 2024, consists of 10,486,105 shares of common stock, par value $0.0001 per share ("Common Stock"), of Silvaco Group, Inc. (the "Issuer") held of record by Katherine S. Ngai-Pesic.
  (2) Based on 26,294,217 shares of Common Stock outstanding as of September 30, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2024.
- Iliya Pesic: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 5,758,649; shared voting power 0; sole dispositive power 5,758,649; shared dispositive power 0; aggregate amount beneficially owned 5,758,649 (21.9% of the class)
  Comment: (1) As of September 30, 2024, consists of (i) 5,755,367 shares of Common Stock of the Issuer held of record by Iliya Pesic and (ii) 3,282 shares of Common Stock of the Issuer issuable to Iliya Pesic within 60 days after September 30, 2024 upon vesting and settlement of restricted stock units granted to him by the Issuer. Amount excludes 5,000 shares of Common Stock of the Issuer issued to Iliya Pesic on December 1, 2024.
  (2) Based on 26,294,217 shares of Common Stock outstanding as of September 30, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2024.
- Yelena Pesic: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 3,923,836; shared voting power 0; sole dispositive power 3,923,836; shared dispositive power 0; aggregate amount beneficially owned 3,923,836 (14.9% of the class)
  Comment: (1) As of September 30, 2024, consists of 3,923,836 shares of Common Stock of the Issuer held of record by Yelena Pesic.
  (2) Based on 26,294,217 shares of Common Stock outstanding as of September 30, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2024.

## Item 1. Issuer
Name of issuer: Silvaco Group, Inc.
Address of issuer's principal executive offices: 4701 Patrick Henry Drive, Building #23, Santa Clara, CA, 95054

## Item 2. Person Filing
Name of person filing: This Statement is filed on behalf of Katherine S. Ngai-Pesi, Iliya Pesic and Yelena Pesic (each a "Reporting Person" and collectively, the "Reporting Persons").
Address of principal business office or, if none, residence:
The address of the principal business office of the Reporting Persons is:

c/o Silvaco Group, Inc.
4701 Patrick Henry Drive, Building #23
Santa Clara, California 95054
Citizenship: Each of the Reporting Persons is a US citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by Items 4(a)-(c) is set forth in Rows 5-11 of the cover page hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person. In connection with the Issuer's initial public offering (the "IPO"), the Reporting Persons entered into a stockholders agreement with the Issuer, which became effective prior to the completion of the IPO (the "Stockholders Agreement"). Pursuant to the Stockholders Agreement (i) at any time the Reporting Persons together beneficially owns in the aggregate fifty percent or more of our issued and outstanding shares of Common Stock, the Reporting Persons shall be entitled to desig-nate for nomination four director nominees (any director designated by the Reporting Persons, a "Designated Director"); (ii) at any time the Reporting Persons beneficially own in the aggregate less than fifty percent but at least forty percent or more of all issued and outstanding shares of Common Stock, the Reporting Persons shall be entitled to designate for nomination three director nominees; (iii) at any time the Reporting Persons beneficially own in the aggregate less than forty percent but at least twenty percent or more of all issued and outstanding shares of Common Stock, the Reporting Persons shall be entitled to designate for nomination two director nominees; and (iv) at any time the Reporting Persons beneficially own in the aggregate less than twenty percent but at least ten percent or more of all issued and outstanding shares of Common Stock, the Report-ing Persons shall be entitled to designate for nomination one director nominee. Further, the Stock-holders Agreement provides that the Reporting Persons will vote, or cause to be voted, all out-standing shares of Common Stock beneficially owned by them at any annual or special meeting of stockholders of the Issuer at which directors of the Issuer are to be elected or removed, or in ac-tions by written consent or otherwise so as to effectuate the provisions of the Stockholders Agreement, to take all necessary action in their capacity as stockholders of the Issuer to cause the election or removal of a Designated Director as a director. All of the shares identified in this Schedule 13G are subject to the Stockholders Agreement and the obligations and rights thereunder. The Reporting Persons acknowledge and agree that they are acting as a "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Based in part on information provided by the Issuer, as of No-vember 12, 2024, such a "group" would be deemed to beneficially own an aggregate of 20,168,590 shares of Common Stock, or 76.7% of the total number of shares outstanding as of September 30, 2024. Except as set forth in this Schedule 13G, each Reporting Person has neither voting nor in-vestment power over the securities beneficially owned by other parties to the Stockholders Agreement and disclaims beneficial ownership of such securities.
Percent of class: The information required by Items 4(a)-(c) is set forth in Rows 5-11 of the cover page hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person. In connection with the Issuer's initial public offering (the "IPO"), the Reporting Persons entered into a stockholders agreement with the Issuer, which became effective prior to the completion of the IPO (the "Stockholders Agreement"). Pursuant to the Stockholders Agreement (i) at any time the Reporting Persons together beneficially owns in the aggregate fifty percent or more of our issued and outstanding shares of Common Stock, the Reporting Persons shall be entitled to desig-nate for nomination four director nominees (any director designated by the Reporting Persons, a "Designated Director"); (ii) at any time the Reporting Persons beneficially own in the aggregate less than fifty percent but at least forty percent or more of all issued and outstanding shares of Common Stock, the Reporting Persons shall be entitled to designate for nomination three director nominees; (iii) at any time the Reporting Persons beneficially own in the aggregate less than forty percent but at least twenty percent or more of all issued and outstanding shares of Common Stock, the Reporting Persons shall be entitled to designate for nomination two director nominees; and (iv) at any time the Reporting Persons beneficially own in the aggregate less than twenty percent but at least ten percent or more of all issued and outstanding shares of Common Stock, the Report-ing Persons shall be entitled to designate for nomination one director nominee. Further, the Stock-holders Agreement provides that the Reporting Persons will vote, or cause to be voted, all out-standing shares of Common Stock beneficially owned by them at any annual or special meeting of stockholders of the Issuer at which directors of the Issuer are to be elected or removed, or in ac-tions by written consent or otherwise so as to effectuate the provisions of the Stockholders Agreement, to take all necessary action in their capacity as stockholders of the Issuer to cause the election or removal of a Designated Director as a director. All of the shares identified in this Schedule 13G are subject to the Stockholders Agreement and the obligations and rights thereunder. The Reporting Persons acknowledge and agree that they are acting as a "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Based in part on information provided by the Issuer, as of No-vember 12, 2024, such a "group" would be deemed to beneficially own an aggregate of 20,168,590 shares of Common Stock, or 76.7% of the total number of shares outstanding as of September 30, 2024. Except as set forth in this Schedule 13G, each Reporting Person has neither voting nor in-vestment power over the securities beneficially owned by other parties to the Stockholders Agreement and disclaims beneficial ownership of such securities.
Sole power to vote or to direct the vote: The information required by Items 4(a)-(c) is set forth in Rows 5-11 of the cover page hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person. In connection with the Issuer's initial public offering (the "IPO"), the Reporting Persons entered into a stockholders agreement with the Issuer, which became effective prior to the completion of the IPO (the "Stockholders Agreement"). Pursuant to the Stockholders Agreement (i) at any time the Reporting Persons together beneficially owns in the aggregate fifty percent or more of our issued and outstanding shares of Common Stock, the Reporting Persons shall be entitled to desig-nate for nomination four director nominees (any director designated by the Reporting Persons, a "Designated Director"); (ii) at any time the Reporting Persons beneficially own in the aggregate less than fifty percent but at least forty percent or more of all issued and outstanding shares of Common Stock, the Reporting Persons shall be entitled to designate for nomination three director nominees; (iii) at any time the Reporting Persons beneficially own in the aggregate less than forty percent but at least twenty percent or more of all issued and outstanding shares of Common Stock, the Reporting Persons shall be entitled to designate for nomination two director nominees; and (iv) at any time the Reporting Persons beneficially own in the aggregate less than twenty percent but at least ten percent or more of all issued and outstanding shares of Common Stock, the Report-ing Persons shall be entitled to designate for nomination one director nominee. Further, the Stock-holders Agreement provides that the Reporting Persons will vote, or cause to be voted, all out-standing shares of Common Stock beneficially owned by them at any annual or special meeting of stockholders of the Issuer at which directors of the Issuer are to be elected or removed, or in ac-tions by written consent or otherwise so as to effectuate the provisions of the Stockholders Agreement, to take all necessary action in their capacity as stockholders of the Issuer to cause the election or removal of a Designated Director as a director. All of the shares identified in this Schedule 13G are subject to the Stockholders Agreement and the obligations and rights thereunder. The Reporting Persons acknowledge and agree that they are acting as a "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Based in part on information provided by the Issuer, as of No-vember 12, 2024, such a "group" would be deemed to beneficially own an aggregate of 20,168,590 shares of Common Stock, or 76.7% of the total number of shares outstanding as of September 30, 2024. Except as set forth in this Schedule 13G, each Reporting Person has neither voting nor in-vestment power over the securities beneficially owned by other parties to the Stockholders Agreement and disclaims beneficial ownership of such securities.
Shared power to vote or to direct the vote: The information required by Items 4(a)-(c) is set forth in Rows 5-11 of the cover page hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person. In connection with the Issuer's initial public offering (the "IPO"), the Reporting Persons entered into a stockholders agreement with the Issuer, which became effective prior to the completion of the IPO (the "Stockholders Agreement"). Pursuant to the Stockholders Agreement (i) at any time the Reporting Persons together beneficially owns in the aggregate fifty percent or more of our issued and outstanding shares of Common Stock, the Reporting Persons shall be entitled to desig-nate for nomination four director nominees (any director designated by the Reporting Persons, a "Designated Director"); (ii) at any time the Reporting Persons beneficially own in the aggregate less than fifty percent but at least forty percent or more of all issued and outstanding shares of Common Stock, the Reporting Persons shall be entitled to designate for nomination three director nominees; (iii) at any time the Reporting Persons beneficially own in the aggregate less than forty percent but at least twenty percent or more of all issued and outstanding shares of Common Stock, the Reporting Persons shall be entitled to designate for nomination two director nominees; and (iv) at any time the Reporting Persons beneficially own in the aggregate less than twenty percent but at least ten percent or more of all issued and outstanding shares of Common Stock, the Report-ing Persons shall be entitled to designate for nomination one director nominee. Further, the Stock-holders Agreement provides that the Reporting Persons will vote, or cause to be voted, all out-standing shares of Common Stock beneficially owned by them at any annual or special meeting of stockholders of the Issuer at which directors of the Issuer are to be elected or removed, or in ac-tions by written consent or otherwise so as to effectuate the provisions of the Stockholders Agreement, to take all necessary action in their capacity as stockholders of the Issuer to cause the election or removal of a Designated Director as a director. All of the shares identified in this Schedule 13G are subject to the Stockholders Agreement and the obligations and rights thereunder. The Reporting Persons acknowledge and agree that they are acting as a "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Based in part on information provided by the Issuer, as of No-vember 12, 2024, such a "group" would be deemed to beneficially own an aggregate of 20,168,590 shares of Common Stock, or 76.7% of the total number of shares outstanding as of September 30, 2024. Except as set forth in this Schedule 13G, each Reporting Person has neither voting nor in-vestment power over the securities beneficially owned by other parties to the Stockholders Agreement and disclaims beneficial ownership of such securities.
Sole power to dispose or to direct the disposition: The information required by Items 4(a)-(c) is set forth in Rows 5-11 of the cover page hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person. In connection with the Issuer's initial public offering (the "IPO"), the Reporting Persons entered into a stockholders agreement with the Issuer, which became effective prior to the completion of the IPO (the "Stockholders Agreement"). Pursuant to the Stockholders Agreement (i) at any time the Reporting Persons together beneficially owns in the aggregate fifty percent or more of our issued and outstanding shares of Common Stock, the Reporting Persons shall be entitled to desig-nate for nomination four director nominees (any director designated by the Reporting Persons, a "Designated Director"); (ii) at any time the Reporting Persons beneficially own in the aggregate less than fifty percent but at least forty percent or more of all issued and outstanding shares of Common Stock, the Reporting Persons shall be entitled to designate for nomination three director nominees; (iii) at any time the Reporting Persons beneficially own in the aggregate less than forty percent but at least twenty percent or more of all issued and outstanding shares of Common Stock, the Reporting Persons shall be entitled to designate for nomination two director nominees; and (iv) at any time the Reporting Persons beneficially own in the aggregate less than twenty percent but at least ten percent or more of all issued and outstanding shares of Common Stock, the Report-ing Persons shall be entitled to designate for nomination one director nominee. Further, the Stock-holders Agreement provides that the Reporting Persons will vote, or cause to be voted, all out-standing shares of Common Stock beneficially owned by them at any annual or special meeting of stockholders of the Issuer at which directors of the Issuer are to be elected or removed, or in ac-tions by written consent or otherwise so as to effectuate the provisions of the Stockholders Agreement, to take all necessary action in their capacity as stockholders of the Issuer to cause the election or removal of a Designated Director as a director. All of the shares identified in this Schedule 13G are subject to the Stockholders Agreement and the obligations and rights thereunder. The Reporting Persons acknowledge and agree that they are acting as a "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Based in part on information provided by the Issuer, as of No-vember 12, 2024, such a "group" would be deemed to beneficially own an aggregate of 20,168,590 shares of Common Stock, or 76.7% of the total number of shares outstanding as of September 30, 2024. Except as set forth in this Schedule 13G, each Reporting Person has neither voting nor in-vestment power over the securities beneficially owned by other parties to the Stockholders Agreement and disclaims beneficial ownership of such securities.
Shared power to dispose or to direct the disposition: The information required by Items 4(a)-(c) is set forth in Rows 5-11 of the cover page hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person. In connection with the Issuer's initial public offering (the "IPO"), the Reporting Persons entered into a stockholders agreement with the Issuer, which became effective prior to the completion of the IPO (the "Stockholders Agreement"). Pursuant to the Stockholders Agreement (i) at any time the Reporting Persons together beneficially owns in the aggregate fifty percent or more of our issued and outstanding shares of Common Stock, the Reporting Persons shall be entitled to desig-nate for nomination four director nominees (any director designated by the Reporting Persons, a "Designated Director"); (ii) at any time the Reporting Persons beneficially own in the aggregate less than fifty percent but at least forty percent or more of all issued and outstanding shares of Common Stock, the Reporting Persons shall be entitled to designate for nomination three director nominees; (iii) at any time the Reporting Persons beneficially own in the aggregate less than forty percent but at least twenty percent or more of all issued and outstanding shares of Common Stock, the Reporting Persons shall be entitled to designate for nomination two director nominees; and (iv) at any time the Reporting Persons beneficially own in the aggregate less than twenty percent but at least ten percent or more of all issued and outstanding shares of Common Stock, the Report-ing Persons shall be entitled to designate for nomination one director nominee. Further, the Stock-holders Agreement provides that the Reporting Persons will vote, or cause to be voted, all out-standing shares of Common Stock beneficially owned by them at any annual or special meeting of stockholders of the Issuer at which directors of the Issuer are to be elected or removed, or in ac-tions by written consent or otherwise so as to effectuate the provisions of the Stockholders Agreement, to take all necessary action in their capacity as stockholders of the Issuer to cause the election or removal of a Designated Director as a director. All of the shares identified in this Schedule 13G are subject to the Stockholders Agreement and the obligations and rights thereunder. The Reporting Persons acknowledge and agree that they are acting as a "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Based in part on information provided by the Issuer, as of No-vember 12, 2024, such a "group" would be deemed to beneficially own an aggregate of 20,168,590 shares of Common Stock, or 76.7% of the total number of shares outstanding as of September 30, 2024. Except as set forth in this Schedule 13G, each Reporting Person has neither voting nor in-vestment power over the securities beneficially owned by other parties to the Stockholders Agreement and disclaims beneficial ownership of such securities.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Not Applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Not Applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: The Reporting Persons are parties to the Stockholders Agreement, and accordingly the Reporting Persons are members of a "group," as defined in Rule 13d-5 of the Exchange Act. Each Reporting Person expressly disclaims beneficial ownership of any securities that may be beneficially owned by the other parties to the Stockholders Agreement.

## Item 9. Notice of Dissolution of Group
Notice of dissolution of group: Not Applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the common stock of Silvaco Group, Inc. and further agree that this agreement be included as an exhibit to such filing. Each party to the agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement. Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.

In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf this 13th day of February 2025.

/s/ Katherine S. Ngai-Pesic
/s/ Iliya Pesic
/s/ Yelena Pesic

## Signatures
- Katherine S. Ngai-Pesic: /s/ Katherine S. Ngai-Pesic, Katherine S. Ngai-Pesic (02/13/2025)
- Iliya Pesic: /s/ Iliya Pesic, Iliya Pesic (02/13/2025)
- Yelena Pesic: /s/ Yelena Pesic, Yelena Pesic (02/13/2025)